Exhibit 1

For Immediate Release	24 September 2019

WPP PLC (“WPP”)

Notification of Trading Statement

WPP will announce its Third Quarter Trading Statement for the nine months ended 30 September 2019 on Friday, 25 October 2019.

Further information

Chris Wade, WPP                +44 (0)20 7282 4600

About WPP

WPP is a creative transformation company. We build better futures for our clients through an integrated offer of communications, experience, commerce and technology. For more information visit www.wpp.com.